Holcim

Strength. Performance. Passion.



Third Quarter Interim Report 2008 Holcim Ltd

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

The German version is binding

Printed in Switzerland on FSC paper

Key figures Group Holcim

January–September		2008	2007	±%	±% like-for-like
Annual production capacity cement	million t	196.1	197.8[1]	–0.9	+1.0
Sales of cement	million t	108.8	112.8	–3.5	+0.7
Sales of mineral components	million t	3.7	4.2	–11.9	–7.7
Sales of aggregates	million t	127.3	137.0	–7.1	–7.4
Sales of ready-mix concrete	million m³	37.0	33.6	+10.1	+7.4
Sales of asphalt	million t	10.3	10.5	–1.9	–1.9
Net sales	million CHF	19,340	20,286	–4.7	+6.6
Operating EBITDA	million CHF	4,365	5,340	–18.3	–5.2
Operating EBITDA margin	%	22.6	26.3		
EBITDA	million CHF	4,658	6,829	–31.8	
Operating profit	million CHF	3,087	3,961	–22.1	–7.9
Operating profit margin	%	16.0	19.5		
Net income	million CHF	2,107	3,857	–45.4	–38.6
Net income margin	%	10.9	19.0		
Net income – equity holders of Holcim Ltd	million CHF	1,739	3,300	–47.3	–41.8
Cash flow from operating activities	million CHF	1,658	3,260	–49.1	–42.6
Cash flow margin	%	8.6	16.1		
Net financial debt	million CHF	15,881	12,873[1]	+23.4	+28.7
Total shareholders' equity	million CHF	20,449	21,945[1]	–6.8	
Gearing[2]	%	77.7	58.7[1]		
Personnel		92,136	89,364[1]	+3.1	+2.5
Earnings per dividend-bearing share[3]	CHF	6.63	12.73	–47.9	
Fully diluted earnings per share[3]	CHF	6.63	12.58	–47.3	

Principal key figures in USD (illustrative)[4]

		2008	2007	±%
Net sales	million USD	18,245	16,628	+9.7
Operating EBITDA	million USD	4,118	4,377	–5.9
Operating profit	million USD	2,912	3,247	–10.3
Net income – equity holders of Holcim Ltd	million USD	1,641	2,705	–39.3
Cash flow from operating activities	million USD	1,564	2,672	–41.5
Net financial debt	million USD	14,437	11,392[1]	+26.7
Total shareholders' equity	million USD	18,590	19,420[1]	–4.3
Earnings per dividend-bearing share[3]	USD	6.25	10.43	–40.1

Principal key figures in EUR (illustrative)[4]

		2008	2007	±%
Net sales	million EUR	12,012	12,370	–2.9
Operating EBITDA	million EUR	2,711	3,256	–16.7
Operating profit	million EUR	1,917	2,415	–20.6
Net income – equity holders of Holcim Ltd	million EUR	1,080	2,012	–46.3
Cash flow from operating activities	million EUR	1,030	1,988	–48.2
Net financial debt	million EUR	10,051	7,755[1]	+29.6
Total shareholders' equity	million EUR	12,942	13,220[1]	–2.1
Earnings per dividend-bearing share[3]	EUR	4.12	7.76	–46.9

[1] As of December 31, 2007.

[2] Net financial debt divided by total shareholders' equity.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[4] Income statement figures translated at average rate; balance sheet figures at closing rate.

Decline in building activity and increasing costs put pressure on our income statement and lead to capacity adjustments. The balance sheet of Holcim remains strong.

Dear Shareholder

Recently, the turbulence in the financial sector has increased significantly. This, along with rising inflation and a surge in the cost of energy and other resources has slowed down the real economy. As a consequence, third quarter economic growth continued to weaken.

The construction materials markets of the five Group regions were affected differently. The US, the UK and Spain in particular saw sharp falls in demand for construction materials. In contrast, several European Group companies recorded gains in terms of volume, particularly in central, eastern and southeastern Europe. Holcim operated successfully in Latin America and Group region Africa Middle East. With a few exceptions, capacity in the construction sector of the Asia Pacific region was well utilized and Group companies sold higher volumes.

Limited ability to quickly pass additional purchasing costs through to selling prices depressed margins despite numerous efforts to increase operating efficiency.

Substantial deconsolidations still have to be considered in relation to prior periods. Holcim South Africa and Egyptian Cement have been excluded from the scope of consolidation as of June 2007 and January 2008 respectively. In addition, many currencies have lost value against the Swiss franc, adding to the pressures on the consolidated income statement.

In view of the increasingly difficult market situation in Spain and the US, it is planned to close the plants Torredonjimeno of Holcim Spain and Dundee and Clarksville of Holcim US. These customers will be served efficiently from the neighboring plants. Expected closing costs of CHF 300 million will be recognized in the fourth quarter.

On a like-for-like basis* and considering the changed economic environment, Holcim nonetheless posted encouraging results for the first nine months of the year.

Consolidated deliveries of cement decreased by 3.5 percent to 108.8 million tonnes, while consolidated sales of aggregates declined by 7.1 percent to 127.3 million tonnes. Ready-mix concrete volumes increased by 10.1 percent to 37 million cubic meters. Asphalt sales declined by 1.9 percent to 10.3 million tonnes.

* Factoring out changes in the scope of consolidation and currency translation effects.

Group	Jan–Sept 2008	Jan–Sept 2007	±%	±% like-for-like
Sales of cement in million t	108.8	112.8	–3.5	+0.7
Sales of aggregates in million t	127.3	137.0	–7.1	–7.4
Sales of ready-mix concrete in million m³	37.0	33.6	+10.1	+7.4
Sales of asphalt in million t	10.3	10.5	–1.9	–1.9
Net sales in million CHF	19,340	20,286	–4.7	+6.6
Operating EBITDA in million CHF	4,365	5,340	–18.3	–5.2
Operating profit in million CHF	3,087	3,961	–22.1	–7.9
Net income in million CHF	2,107	3,857	–45.4	–38.6
Net income – equity holders of Holcim Ltd – in million CHF	1,739	3,300	–47.3	–41.8
Cash flow from operating activities in million CHF	1,658	3,260	–49.1	–42.6

Group	July–Sept 2008	July–Sept 2007	±%	±% like-for-like
Sales of cement in million t	36.3	38.6	–6.0	–3.6
Sales of aggregates in million t	47.6	49.7	–4.2	–8.5
Sales of ready-mix concrete in million m³	13.4	12.4	+8.1	+3.2
Sales of asphalt in million t	4.5	4.4	+2.3	+4.5
Net sales in million CHF	6,906	7,284	–5.2	+4.0
Operating EBITDA in million CHF	1,563	2,016	–22.5	–12.3
Operating profit in million CHF	1,123	1,538	–27.0	–16.6
Net income in million CHF	769	999	–23.0	–16.3
Net income – equity holders of Holcim Ltd – in million CHF	673	877	–23.3	–17.1
Cash flow from operating activities in million CHF	994	1,527	–34.9	–31.5

Consolidated net sales amounted to CHF 19.3 billion (–4.7 percent) and operating EBITDA to CHF 4.4 billion (–18.3 percent). Factoring out changes in the scope of consolidation totaling CHF 253 million and negative currency translation effects of CHF 446 million, operating EBITDA decreased by only 5.2 percent. The decline reflects the worsening business environment in the US, UK and Spain as well as the margin pressure in the two Indian Group companies. The operating EBITDA margin was 22.6 percent versus 26.3 percent in the first nine months of 2007. While the margin contracted in the cement sector, the Group achieved an increase in the aggregates segment. As a result of the increase in net current assets and the lower operating EBITDA, cash flow from operating activities decreased to CHF 1.7 billion. Group net income declined by 45.4 percent to CHF 2.1 billion. However, in order to compare net income to the first nine months of 2007, the one-off capital gain and special dividend totaling CHF 1.3 billion arising from the sale of the stake in South Africa in 2007 need to be taken into account. Net income attributable to equity holders of Holcim Ltd decreased by 47.3 percent. Like-for-like and excluding the one-time effects of the previous year, it decreased by 5.8 percent or CHF 119 million.

Mixed economic development in Europe

During the course of the year, the change in the economic environment had a growing impact on the production sector. The UK and Spain in particular, but also Italy experienced declines in construction activity. In Switzerland and Germany, demand for building materials remained solid. Eastern and southeastern Europe also experienced a large volume of construction activity, particularly in Romania, Bulgaria, Russia and Azerbaijan.

Europe	Jan–Sept 2008	Jan–Sept 2007	±%	±% like-for-like
Sales of cement in million t	26.2	26.1	+0.4	+0.4
Sales of aggregates in million t	74.1	76.4	–3.0	–7.6
Sales of ready-mix concrete in million m^3	16.1	14.9	+8.1	+3.4
Sales of asphalt in million t	5.0	4.5	+11.1	+11.1
Net sales in million CHF	7,927	7,773	+2.0	+7.5
Operating EBITDA in million CHF	1,715	1,835	–6.5	–2.1
Operating profit in million CHF	1,227	1,345	–8.8	–4.4

Europe	July–Sept 2008	July–Sept 2007	±%	±% like-for-like
Sales of cement in million t	9.1	9.3	–2.2	–2.2
Sales of aggregates in million t	25.4	25.4	–	–6.7
Sales of ready-mix concrete in million m^3	5.8	5.4	+7.4	–1.9
Sales of asphalt in million t	1.8	1.2	+50.0	+50.0
Net sales in million CHF	2,783	2,708	+2.8	+6.8
Operating EBITDA in million CHF	600	700	–14.3	–10.7
Operating profit in million CHF	429	530	–19.1	–15.8

The Benelux countries and northern France have seen a decline in construction activity since the summer months, but Holcim has benefited from major orders related to the expansion of the motorway and rail networks. In the UK, the government postponed projects for the extension of transport infrastructure. Additional factors were the unfavorable development in the real estate market and restrictive mortgage lending. While Aggregate Industries UK saw a rise in ready-mix concrete volumes due to the encouraging order situation in the Greater London area, deliveries of aggregates dropped. Holcim Germany sold more cement both within Germany and in exports. Due to acquisitions, the north German Group company also reported significant increases in sales of aggregates and ready-mix concrete.

Capacity utilization in the Swiss construction industry remained solid, and Holcim was able to moderately improve its cement deliveries. Following the completion of the major bridge and tunnel construction projects on Zurich's southern bypass, sales of aggregates were similar to previous-year levels; ready-mix concrete volumes decreased slightly. In a demanding business environment, Holcim Italy sold more aggregates and ready-mix concrete. The Spanish Group company suffered from the crisis in the residential construction segment and the reluctance of the public sector to award contracts. As a result, deliveries of cement and aggregates fell markedly. However, ready-mix concrete sales increased due to the first-time consolidation of the operations acquired from Tarmac Iberia in September 2008. Due to the declining market development, Holcim Spain decided to start a cost reduction program in all activities – including the planned close down of the cost-intensive plant Torredonjimeno with an annual capacity of 0.3 million tonnes of cement.

In eastern and southeastern Europe, the Group achieved solid volume growth, particularly in Romania and Bulgaria. Holcim Romania benefited from the higher capacity at the Campulung plant. Holcim Serbia also sold more cement. Here, the Group acquired further minority interests in the third quarter 2008, increasing its shareholding to 100 percent. After a successful start to the year, Holcim Croatia's business was adversely affected by higher cement imports. However, output of gravel and sand saw a robust development. In Slovakia, demand for cement was supported by a favorable domestic market. The Group company increasingly supplied cement to Holcim Group ready-mix concrete plants in neighboring Hungary. Publicly financed projects for the expansion of the Czech Republic's transport infrastructure and brisk construction activity in Prague led to an increase in deliveries of aggregates and ready-mix concrete. Cement sales including exports were down slightly compared to the corresponding previous-year period.

In Russia also, a decline in demand emerged in the third quarter of 2008. Maintenance-related production cuts and stronger competition from Turkish imports led to a fall in cement deliveries of Group company Alpha Cement. The project to expand capacity of the Shurovo plant continued as planned. As from September 2008, Alpha Cement holds 100 percent of the share capital of Shurovo Cement and Volsk Cement. In Azerbaijan, the brisk residential construction activity and infrastructure expansion continued without a letup. Holcim has decided to build a new kiln line with an annual capacity of 1.7 million tonnes of cement by 2011 in this growth market. The state-of-the-art facility will not only improve efficiency but also be more environmentally friendly.

In Europe, consolidated deliveries of cement increased by 0.4 percent to 26.2 million tonnes. Sales of aggregates declined by 3 percent to 74.1 million tonnes. By contrast, sales of ready-mix concrete rose by 8.1 percent to 16.1 million cubic meters. With the exception of Aggregate Industries UK and Holcim Spain, all other Group companies achieved better financial results. In total, operating EBITDA decreased by 6.5 percent to CHF 1.7 billion. Internal operating EBITDA development was –2.1 percent. The Group companies in eastern and southeastern Europe, including Azerbaijan, Holcim Germany and Holcim France Benelux presented a sound performance. A positive note was that a significant proportion of the increase in energy costs was offset by price adjustments and efficiency gains.

Sluggish construction activity in North America

Distortions in the financial markets increasingly impacting the real economy combined with higher energy prices left the US construction sector facing major challenges. Despite the temporary tax relief and other actions, private residential construction activity remained weak. A reluctance to invest in the commercial and industrial construction sectors had an increasingly detrimental impact on orders. The only support for demand came from the government's multi-year infrastructure program. Compared with the US, the Canadian construction sector held up well, although showing a slowdown in growth in the course of the year.

North America	Jan–Sept 2008	Jan–Sept 2007	±%	±% like-for-like
Sales of cement in million t	11.2	12.4	–9.7	–9.7
Sales of aggregates in million t	37.7	43.0	–12.3	–13.5
Sales of ready-mix concrete in million m^3	5.5	5.3	+3.8	–7.5
Sales of asphalt in million t	5.2	6.0	–13.3	–13.3
Net sales in million CHF	3,373	4,016	–16.0	–7.0
Operating EBITDA in million CHF	444	771	–42.4	–35.1
Operating profit in million CHF	207	492	–57.9	–53.0

North America	July–Sept 2008	July–Sept 2007	±%	±% like-for-like
Sales of cement in million t	4.5	4.9	−8.2	−8.2
Sales of aggregates in million t	16.8	19.3	−13.0	−15.5
Sales of ready-mix concrete in million m^3	2.3	2.3	–	–
Sales of asphalt in million t	2.7	3.2	−15.6	−15.6
Net sales in million CHF	1,516	1,763	−14.0	−5.6
Operating EBITDA in million CHF	245	428	−42.8	−36.2
Operating profit in million CHF	161	324	−50.3	−44.9

Holcim US sold less cement in almost all regions, with a particular decline in volumes in the Great Lakes and Mississippi regions. The east coast and southeast region experienced bad weather which further worsened the downturn in sales. This led to cutbacks in cement production at a number of plants and the halting of imports. At the beginning of 2008, due to rationalization measures Holcim US took over the cement business of its Canadian sister company in the northeastern US.

Consistent with the market forecast, Holcim US is planning to close the Dundee plant in Michigan and the Clarksville plant in Missouri. The combined annual production capacity of the plants is 2.2 million tonnes of cement.

Due to the economic conditions, Aggregate Industries US as well saw a significant decrease in sales of aggregates, ready-mix concrete and asphalt. The decline was compounded by the adverse weather conditions at the beginning of the road construction season.

In Canada, cement deliveries of St. Lawrence Cement increased slightly. Demand was supported by the construction of large multi-family units and commercial buildings as well as the expansion of transportation and utility infrastructure. Volumes of ready-mix concrete increased sharply due to the strengthened market presence.

Cement sales in Group region North America fell by 9.7 percent to 11.2 million tonnes, and volumes of aggregates sold were down by 12.3 percent to 37.7 million tonnes. Deliveries of ready-mix concrete rose by 3.8 percent to 5.5 million cubic meters. Operating EBITDA decreased by 42.4 percent to CHF 444 million. Apart from the decline in sales and the rise in input costs, the weak US dollar also depressed the income statement in Swiss francs. Internal operating EBITDA development was strongly negative at −35.1 percent.

Positive development of demand in Latin America

In general, the construction sector in Latin America continued to successfully develop. Domestic demand was robust in many Group countries, with private and public sector housing construction and large infrastructure projects providing support for the industry. However, in the second half, the distortions in the US financial markets led to a reduced momentum in demand for building services in Mexico and El Salvador.

Latin America	Jan–Sept 2008	Jan–Sept 2007	±%	±% like-for-like
Sales of cement in million t	20.6	19.8	+4.0	+4.0
Sales of aggregates in million t	10.0	9.4	+6.4	+6.4
Sales of ready-mix concrete in million m^3	9.0	7.8	+15.4	+15.4
Net sales in million CHF	3,163	2,961	+6.8	+17.4
Operating EBITDA in million CHF	924	932	–0.9	+11.2
Operating profit in million CHF	752	752	–	+12.5

Latin America	July–Sept 2008	July–Sept 2007	±%	±% like-for-like
Sales of cement in million t	6.9	6.9	–	–
Sales of aggregates in million t	3.4	3.3	+3.0	+3.0
Sales of ready-mix concrete in million m^3	3.0	2.8	+7.1	+7.1
Net sales in million CHF	1,110	1,038	+6.9	+15.1
Operating EBITDA in million CHF	317	324	–2.2	+7.1
Operating profit in million CHF	257	265	–3.0	+6.4

In Mexico, Holcim Apasco again sold substantial volumes. There was a sharp rise in sales of aggregates and ready-mix concrete, and the Group company benefited from several infrastructure projects. While domestic cement deliveries were adversely affected by heavy rainfall, exports posted an increase. Cemento de El Salvador mainly increased its exports of cement and clinker to neighboring countries. Construction of concrete roads and coastal protection structures led to double-digit growth rates for aggregates and ready-mix concrete. Also Holcim Costa Rica continued to report very positive sales despite the postponement of construction work on a major dam.

In Venezuela, deliveries of cement and aggregates continued at high levels, while volumes of ready-mix concrete declined. In Ecuador and Colombia, sales held up very well across all segments. Holcim Colombia is expanding cement capacity at the Nobsa plant to meet the predicted growth in demand.

Due to brisk construction activity, Holcim Brazil reported strong growth in all segments. In Argentina too, the local Group company exceeded the previous year's volumes, with a particularly marked increase in sales of ready-mix concrete; cost pressure remained, however. Despite the difficult competitive environment, Cemento Polpaico in Chile achieved increases in the volumes of cement and ready-mix concrete.

Consolidated cement sales in Latin America rose by 4 percent to 20.6 million tonnes, while aggregates reported an increase of 6.4 percent to 10 million tonnes. Deliveries of ready-mix concrete showed above-average growth rates in virtually all countries, rising by a total of 15.4 percent to 9 million cubic meters. Operating EBITDA reflects not only the positive volume development, but also the massive spike in the cost of energy and the less favorable exchange rate against the Swiss franc. In some countries, government controls prevented necessary price adjustments. At CHF 924 million or –0.9 percent, operating EBITDA was down slightly compared to the previous-year period, but showed an increase of 11.2 percent after adjusting for currency factors. Internal operating EBITDA growth reached 11.2 percent.

In August, Holcim signed a basic agreement in the context of the nationalization of the Venezuelan cement industry. Under the agreement, an 85 percent stake in Holcim Venezuela will be transferred to the government. Holcim will retain a 15 percent interest. The transaction is expected to be concluded this year.

Strong internal growth in Africa Middle East

Group region Africa Middle East continued to report positive performance favoring mainly the construction sector. The Group companies improved significantly the delivery volumes recorded during the same previous-year period.

Africa Middle East	Jan–Sept 2008	Jan–Sept 2007	±%	±% like-for-like
Sales of cement in million t	7.0	11.2	–37.5	+6.3
Sales of aggregates in million t	2.0	5.2	–61.5	+5.8
Sales of ready-mix concrete in million m³	0.9	1.5	–40.0	+6.7
Sales of asphalt in million t	0.1	0	+100.0	–
Net sales in million CHF	990	1 466	–32.5	+14.1
Operating EBITDA in million CHF	307	535	–42.6	+11.0
Operating profit in million CHF	264	481	–45.1	+10.0

Africa Middle East	July–Sept 2008	July–Sept 2007	±%	±% like-for-like
Sales of cement in million t	2.2	3.3	–33.3	–
Sales of aggregates in million t	0.8	0.6	+33.3	+33.3
Sales of ready-mix concrete in million m³	0.3	0.3	–	–
Sales of asphalt in million t	0	0	–	–
Net sales in million CHF	338	387	–12.7	+15.0
Operating EBITDA in million CHF	101	146	–30.8	+7.5
Operating profit in million CHF	86	131	–34.4	+5.6

Morocco enjoyed particularly intensive construction activity, with government housing construction programs and projects for the expansion of transportation infrastructure and tourism strengthening the sector. Holcim Morocco recorded considerable growth rates in all segments. The new plant in Settat near Casablanca made a key contribution to this result. In light of the forecast market growth, the Group company will expand the existing plant in Fez in a forthcoming expansion stage.

In Lebanon, the political situation has eased slightly, and the Group company increased its sales of ready-mix concrete in the south of the country. Exports of cement and clinker from the Chekka plant were also up. By contrast, Holcim Lebanon experienced a slight decline in domestic volumes.

The economies of West Africa have major pent-up demand. Due to the more stable situation, demand for construction materials was slightly better. Sales of cement also increased significantly in the Indian Ocean area. Due to minor acquisitions, deliveries of aggregates and ready-mix concrete increased on La Réunion in particular.

As a result of the deconsolidation of the Group's South African and Egyptian subsidiaries, sales of cement in this Group region declined by 37.5 percent to 7 million tonnes. Deliveries of aggregates fell by 61.5 percent to 2 million tonnes, and ready-mix concrete volumes dropped by 40 percent to 0.9 million cubic meters. However, on a like-for-like basis cement sales increased by 6.3 percent, deliveries of aggregates were 5.8 percent higher, and ready-mix concrete volumes were up 6.7 percent. Operating EBITDA came to CHF 307 million, which corresponds to a decline of 42.6 percent. Factoring out changes in the scope of consolidation and currency translation effects, operating EBITDA rose by 11 percent. While Holcim Morocco and Holcim Outre-Mer improved their financial results, Holcim Lebanon and the Group companies in West Africa fell short of their corresponding previous-year figures.

Lively construction activity in Asia Pacific

In Group region Asia Pacific, capacity utilization in the construction industry remained good. Volumes increased in a number of construction materials markets – also the higher than average market momentum was partially lost. This is particularly the case for India, Vietnam, Malaysia, Indonesia and Australia. In Thailand, the political situation created uncertainty among investors in construction projects. In the Philippines and New Zealand, the economic situation deteriorated after a good start at the beginning of the year.

Asia Pacific	Jan–Sept 2008	Jan–Sept 2007	±%	±% like-for-like
Sales of cement in million t	49.1	48.5	+1.2	+1.0
Sales of aggregates in million t	3.5	3.0	+16.7	+16.7
Sales of ready-mix concrete in million m^3	5.5	4.1	+34.1	+26.8
Net sales in million CHF	4,599	4,678	−1.7	+11.2
Operating EBITDA in million CHF	1,137	1,402	−18.9	−7.4
Operating profit in million CHF	807	1,035	−22.0	−10.8

Asia Pacific	July–Sept 2008	July–Sept 2007	±%	±% like-for-like
Sales of cement in million t	15.6	16.0	−2.5	−3.1
Sales of aggregates in million t	1.2	1.1	+9.1	+9.1
Sales of ready-mix concrete in million m^3	2.0	1.6	+25.0	+18.8
Net sales in million CHF	1,510	1,595	−5.3	+11.2
Operating EBITDA in million CHF	354	462	−23.4	−8.4
Operating profit in million CHF	246	336	−26.8	−12.3

Due to residential construction activity and a number of infrastructure projects, sales of cement by the two Indian Group companies were up compared to the previous-year period. In a number of market regions, growth in cement consumption was slightly muted. Rising cement imports from Pakistan led to tougher competition in some places. During the monsoon season, northern India and large parts of Bihar and Uttar Pradesh were plagued by land slides and severe flooding which temporarily halted cement deliveries at ACC and Ambuja Cements. The ready-mix concrete business continued its dynamic trend.

In Bangladesh, cement production was hampered by nationwide energy shortages, but Holcim was nonetheless able to increase its deliveries of cement. Despite the political tensions, Holcim Lanka succeeded in increasing its sales of cement slightly.

Holcim Vietnam sold substantially more cement. In the ready-mix concrete sector, delivery volumes more than doubled compared to the previous-year period. In the south of the country, the Group company acquired a cement grinding station with an annual output of 1 million tonnes. This strengthens the Group's competitive position in Ho Chi Minh City and the upper Mekong delta.

Siam City Cement in Thailand was able to partially compensate declining cement sales by improving efficiency and achieving better prices. Sales of ready-mix concrete continued to follow a positive development in the Greater Bangkok area. In Singapore, partially due to an acquisition, more ready-mix concrete was delivered to major building sites.

Although government investment was more cautious after the presidential election year, Holcim Philippines succeeded in increasing domestic cement deliveries. Holcim Indonesia benefited from the robust state of the domestic economy and significantly improved sales of aggregates and ready-mix concrete. Cement Australia also reported a positive order situation. In contrast, New Zealand slipped into a recession; the sales of aggregates and ready-mix concrete were affected in particular by the sharp downturn in residential construction activity.

Consolidated cement deliveries in Asia Pacific increased by 1.2 percent to 49.1 million tonnes. Sales of aggregates improved significantly by 16.7 percent to 3.5 million tonnes. Volumes of ready-mix concrete rose by an impressive 34.1 percent to 5.5 million cubic meters. This primarily reflects the expansion of the market presence in several major urban centers. Despite the positive volume development, operating EBITDA declined by 18.9 percent to CHF 1.1 billion. This was due to the massive rise in energy, other primary resources and transport costs, which mainly in India could only be offset to a limited extent by price adjustments and efficiency gains. The negative currency effect also had an unfavorable impact. Therefore, internal operating EBITDA development was negative at –7.4 percent.

Outlook for 2008

In the third quarter, the global economy declined much more than expected. Holcim is expecting that the course of business will remain difficult in the coming months.

The construction markets of western and southern Europe will decline further; the east and southeast regions will see a slowdown. In North America, the US construction sector has not yet bottomed out, and the Canadian market looks set to slow down. In Latin America, the volume of construction orders is likely to remain relatively high, but the difficulties facing the US economy will also negatively impact this region. Group region Africa Middle East will be able to maintain generally good business. In Asia Pacific, demand will slow down at least in some markets, and in India, the slight improvement in prices will not compensate for the general upward pressure on costs.

Therefore, additional cost-cutting measures and targeted price adjustments are being initiated, including the planned plant closures in Spain and the US. Thanks to a disciplined approach to investment expenditure and a high level of liquidity, Holcim still has a strong balance sheet. Unlike any other building materials group, Holcim operates in more than 70 countries worldwide, focusing mainly on regions in which demand for building materials is being stimulated by infrastructure expansion and housing construction.

In recent years, in a positive business climate Holcim has significantly exceeded the long-term objective of an average annual internal growth rate of 5 percent on the level of the operating EBITDA. Against the backdrop of a slowing global economy, Holcim forecasts that internal operating EBITDA development excluding the planned closing costs will continue to weaken in the fourth quarter.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

November 12, 2008

Consolidated statement of income of Group Holcim

Million CHF	Notes	Jan–Sept 2008 Unaudited	Jan–Sept 2007 Unaudited	±%	July–Sept 2008 Unaudited	July–Sept 2007 Unaudited	±%
Net sales	5	**19,340**	**20,286**	**–4.7**	**6,906**	**7,284**	**–5.2**
Production cost of goods sold		(10,488)	(10,490)		(3,764)	(3,757)	
Gross profit		**8 ,852**	**9,796**	**–9.6**	**3,142**	**3,527**	**–10.9**
Distribution and selling expenses		(4,484)	(4,564)		(1,595)	(1,588)	
Administration expenses		(1,281)	(1,271)		(424)	(401)	
Operating profit		**3,087**	**3,961**	**–22.1**	**1,123**	**1,538**	**–27.0**
Other income net	7	46	1,240		(2)	7	
Share of profit of associates		157	223		57	27	
Financial income	8	199	169		107	59	
Financial expenses	9	(710)	(730)		(297)	(264)	
Net income before taxes		**2,779**	**4,863**	**–42.9**	**988**	**1,367**	**–27.7**
Income taxes		(672)	(1,006)		(219)	(368)	
Net income		**2,107**	**3,857**	**–45.4**	**769**	**999**	**–23.0**
Attributable to:							
Equity holders of Holcim Ltd		1,739	3,300	–47.3	673	877	–23.3
Minority interest		368	557	–33.9	96	122	–21.3
CHF							
Earnings per dividend-bearing share[1]		6.63	12.73	–47.9	2.58	3.31	–22.1
Fully diluted earnings per share[1]		6.63	12.58	–47.3	2.58	3.31	–22.1

Million CHF							
Operating EBITDA[2]	6	4,365	5,340	–18.3	1,563	2,016	–22.5
EBITDA[3]		4,658	6,829	–31.8	1,688	2,062	–18.1

[1] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.
[2] Operating profit CHF 3,087 million (2007: 3,961) before depreciation and amortization of operating assets CHF 1,278 million (2007: 1,379).
[3] Net income CHF 2,107 million (2007: 3,857) before interest earned on cash and marketable securities CHF 111 million (2007: 151), financial expenses CHF 710 million (2007: 730), taxes CHF 672 million (2007: 1,006) and depreciation and amortization CHF 1,280 million (2007: 1,387).

Consolidated balance sheet of Group Holcim

Million CHF	Notes	30.9.2008 Unaudited	31.12.2007 Audited	30.9.2007 Unaudited
Cash and cash equivalents		3,705	3,345	3,160
Marketable securities		8	27	32
Accounts receivable		4,372	4,073	4,929
Inventories		2,681	2,535	2,460
Prepaid expenses and other current assets		559	348	434
Assets classified as held for sale	10	355	44	82
Total current assets		**11,680**	**10,372**	**11,097**
Financial assets		816	639	662
Investments in associates	11	1,436	809	708
Property, plant and equipment		24,701	25,011	24,848
Intangible and other assets		10,393	11,076	11,879
Deferred tax assets		226	304	314
Total long-term assets		**37,572**	**37,839**	**38,411**
Total assets		**49,252**	**48,211**	**49,508**
Trade accounts payable		2,558	2,924	2,482
Current financial liabilities		6,771	3,616	4,671
Current tax liabilities		273	332	403
Other current liabilities		1,931	1,961	2,210
Short-term provisions		183	192	177
Liabilities directly associated with assets classified as held for sale		53	0	0
Total current liabilities		**11,769**	**9,025**	**9,943**
Long-term financial liabilities	12	12,815	12,629	13,030
Defined benefit obligations		394	416	454
Deferred tax liabilities		2,561	2,900	3,003
Long-term provisions		1,264	1,296	1,333
Total long-term liabilities		**17,034**	**17,241**	**17,820**
Total liabilities		**28,803**	**26,266**	**27,763**
Share capital		527	527	527
Capital surplus		6,875	6,879	6,869
Treasury shares		(283)	(67)	(69)
Reserves		10,576	11,443	11,459
Total equity attributable to shareholders of Holcim Ltd		**17,695**	**18,782**	**18,786**
Minority interest		2,754	3,163	2,959
Total shareholders' equity		**20,449**	**21,945**	**21,745**
Total liabilities and shareholders' equity		**49,252**	**48,211**	**49,508**

Statement of changes in consolidated equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2006	**511**	**6,085**	**(62)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase			
Conversion of convertible bonds	16	792	
Dividends			
Change in treasury shares			(19)
Share-based remuneration		(8)	12
Capital repaid to minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements	**16**	**784**	**(7)**
Equity as at September 30, 2007 (unaudited)	**527**	**6,869**	**(69)**
Equity as at December 31, 2007	**527**	**6,879**	**(67)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income (loss) recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income (loss)			
Share capital increase			
Conversion of convertible bonds			
Dividends			
Change in treasury shares			(230)
Share-based remuneration		(4)	14
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements		**(4)**	**(216)**
Equity as at September 30, 2008 (unaudited)	**527**	**6,875**	**(283)**

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
9,914	**3**	**(5)**	**(1,269)**	**8,643**	**3,548**	**18,725**
			25	25	180	205
		6		6		6
		6	25	31	180	211
3,300				3,300	557	3,857
3,300		**6**	**25**	**3,331**	**737**	**4,068**
						808
(522)				(522)	(314)	(836)
7				7		(12)
						4
					(2)	(2)
					(74)	(74)
					(936)	(936)
(515)				**(515)**	**(1,326)**	**(1,048)**
12,699	**3**	**1**	**(1,244)**	**11,459**	**2,959**	**21,745**
13,263	**3**	**1**	**(1,824)**	**11,443**	**3,163**	**21,945**
			(1,732)	(1,732)	(487)	(2,219)
	9			9		9
		(16)		(16)		(16)
	9	(16)	(1,732)	(1,739)	(487)	(2,226)
1,739				1,739	368	2,107
1,739	**9**	**(16)**	**(1,732)**		**(119)**	**(119)**
(868)				(868)	(202)	(1,070)
1				1		(229)
					1	11
					1	1
					3	3
					(93)	(93)
(867)				**(867)**	**(290)**	**(1,377)**
14,135	**12**	**(15)**	**(3,556)**	**10,576**	**2,754**	**20,449**

Consolidated cash flow statement of Group Holcim

Million CHF	Jan–Sept 2008 Unaudited	Jan–Sept 2007 Unaudited	±%	July–Sept 2008 Unaudited	July–Sept 2007 Unaudited	±%
Net income before taxes	**2,779**	**4,863**	**–42.9**	**988**	**1,367**	**–27.7**
Other income net	(46)	(1,240)		2	(7)	
Share of profit of associates	(157)	(223)		(57)	(27)	
Financial expenses net	511	561		190	205	
Operating profit	**3,087**	**3,961**	**–22.1**	**1,123**	**1,538**	**–27.0**
Depreciation and amortization of operating assets	1,278	1,379		440	478	
Other non-cash items	108	131		134	108	
Change in net working capital	(1,759)	(1,027)		(434)	(85)	
Cash generated from operations	**2,714**	**4,444**	**–38.9**	**1,263**	**2,039**	**–38.1**
Dividends received	59	225		36	11	
Interest received	221	169		130	152	
Interest paid	(596)	(673)		(195)	(300)	
Income taxes paid	(735)	(874)		(240)	(360)	
Other expenses	(5)	(31)		0	(15)	
Cash flow from operating activities (A)	**1,658**	**3,260**	**–49.1**	**994**	**1,527**	**–34.9**
Purchase of property, plant and equipment	(2,920)	(2,290)		(1,141)	(840)	
Disposal of property, plant and equipment	85	192		18	44	
Purchase of financial assets, intangible and other assets	(1,774)	(2,464)		(589)	(1,434)	
Disposal of financial assets, intangible and other assets	845	1,036		587	51	
Cash flow used in investing activities (B)	**(3,764)**	**(3,526)**	**+6.7**	**(1,125)**	**(2,179)**	**–48.4**
Dividends paid on ordinary shares	(868)	(522)		0	0	
Dividends paid to minority shareholders	(223)	(327)		(87)	(161)	
Share capital paid-in	0	(8)		0	(8)	
Capital paid-in by (repaid to) minority interest	1	(2)		0	0	
Movements of treasury shares	(229)	(12)		(224)	(5)	
Increase in current financial liabilities net	2,702	55		397	427	
Proceeds from long-term financial liabilities	4,637	4,215		1,877	2,467	
Repayment of long-term financial liabilities	(3,267)	(3,149)		(1,295)	(2,150)	
Cash flow from financing activities (C)	**2,753**	**250**	**+1,001.2**	**668**	**570**	**+17.2**
In(De)crease in cash and cash equivalents (A+B+C)	**647**	**(16)**		**537**	**(82)**	
Cash and cash equivalents as at the beginning of the period	**3,345**	**3,208**		**3,170**	**3,377**	
In(De)crease in cash and cash equivalents	647	(16)		537	(82)	
Currency translation effects	(269)	(32)		16	(135)	
Cash and cash equivalents as at the end of the period	**3,723**[1]	**3,160**		**3,723**[1]	**3,160**	

[1] Cash and cash equivalents at the end of the period includes CHF 18 million disclosed in assets classified as held for sale.

1 Basis of preparation

The unaudited consolidated third quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2007 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in the scope of consolidation

On January 23, 2008, a competitor acquired 100 percent of the outstanding shares of Orascom Cement, an affiliated company of Orascom Construction Industries (OCI). Orascom Cement owns 53.7 percent of the shares in **Egyptian Cement Company**. As a result of a joint venture agreement with OCI, Holcim proportionately consolidated its 43.7 percent interest in Egyptian Cement Company. Given the acquisition of Orascom Cement by a competitor, the joint venture agreement between OCI and Holcim became void and Holcim applies equity accounting in accordance with IAS 28 to its investment as of this date. Since Holcim's stake remains unchanged, the above event will therefore have no impact on consolidated net income.

The impact of the above resulted in Group Holcim derecognizing its proportionate interest of total assets and liabilities amounting to CHF 933 million and CHF 605 million respectively including the derecognition of attributable goodwill of CHF 80 million and the recognition of an investment in an associate of CHF 223 million.

On June 5, 2007, Holcim disposed of 85 percent of its direct interest in the parent of the **Group Holcim South Africa** in the context of a Black Economic Empowerment transaction.

Since the date of the disposal, AfriSam (formerly Group Holcim South Africa) has been accounted for as an associate based on its 15 percent interest in accordance with IAS 28 using the equity method of accounting due to significant influence.

Assets and liabilities of Group Holcim South Africa at the date of disposal

Million CHF	
Cash and cash equivalents	66
Other current assets	165
Property, plant and equipment	298
Other assets	30
Short-term liabilities	(169)
Long-term provisions	(54)
Other long-term liabilities	(62)
Net assets	**274**
Minority interest	(154)
Net assets disposed	**120**
Total selling price	**1,278**
Cash	713
Loan notes	565

The sale of the shareholding resulted in a capital gain of CHF 1,110 million. Additionally, a special dividend of CHF 150 million net was received from the Group Holcim South Africa.

3 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced in harsh winters.

4 Segment information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–September (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Capacity and sales														
Million t														
Production capacity cement[1]	49.1	48.9	22.3	22.3	34.0	34.0	10.2	13.9	80.5	78.7			196.1	197.8
Sales of cement	26.2	26.1	11.2	12.4	20.6	19.8	7.0	11.2	49.1	48.5	(5.3)	(5.2)	108.8	112.8
Sales of mineral components	1.9	1.9	1.4	1.7				0.2	0.4	0.4			3.7	4.2
Sales of aggregates	74.1	76.4	37.7	43.0	10.0	9.4	2.0	5.2	3.5	3.0			127.3	137.0
Sales of asphalt	5.0	4.5	5.2	6.0			0.1						10.3	10.5
Million m³														
Sales of ready-mix concrete	16.1	14.9	5.5	5.3	9.0	7.8	0.9	1.5	5.5	4.1			37.0	33.6
Income statement														
Million CHF														
Net sales to external customers	7,766	7,731	3,373	4,014	3,104	2,899	975	1,416	4,122	4,226			19,340	20,286
Net sales to other segments	161	42		2	59	62	15	50	477	452	(712)	(608)		
Total net sales	7,927	7,773	3,373	4,016	3,163	2,961	990	1,466	4,599	4,678	(712)	(608)	19,340	20,286
Operating EBITDA[2]	1,715	1,835	444	771	924	932	307	535	1,137	1,402	(162)	(135)	4,365	5,340
Operating EBITDA margin in %	21.6	23.6	13.2	19.2	29.2	31.5	31.0	36.5	24.7	30.0			22.6	26.3
Operating profit	1,227	1,345	207	492	752	752	264	481	807	1,035	(170)	(144)	3,087	3,961
Operating profit margin in %	15.5	17.3	6.1	12.3	23.8	25.4	26.7	32.8	17.5	22.1			16.0	19.5

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
January–September (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Income statement										
Million CHF										
Net sales to external customers	11,400	11,951	1,322	1,637	6,618	6,698			19,340	20,286
Net sales to other segments	1,037	1,034	601	773	624	358	(2,262)	(2,165)		
Total net sales	12,437	12,985	1,923	2,410	7,242	7,056	(2,262)	(2,165)	19,340	20,286
Operating EBITDA[2]	3,615	4,332	409	487	341	521			4,365	5,340
Operating EBITDA margin in %	29.1	33.4	21.3	20.2	4.7	7.4			22.6	26.3

[1] Prior-year figures as of December 31, 2007.
[2] Operating profit before depreciation and amortization of operating assets.
[3] Cement, clinker and other cementitious materials.

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
July–September (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sales														
Million t														
Sales of cement	9.1	9.3	4.5	4.9	6.9	6.9	2.2	3.3	15.6	16.0	(2.0)	(1.8)	36.3	38.6
Sales of mineral components	0.8	1.0	0.6	0.7					0.1	0.1			1.5	1.8
Sales of aggregates	25.4	25.4	16.8	19.3	3.4	3.3	0.8	0.6	1.2	1.1			47.6	49.7
Sales of asphalt	1.8	1.2	2.7	3.2									4.5	4.4
Million m^3														
Sales of ready-mix concrete	5.8	5.4	2.3	2.3	3.0	2.8	0.3	0.3	2.0	1.6			13.4	12.4
Income statement														
Million CHF														
Net sales to external customers	2,712	2,697	1,516	1,762	1,088	1,021	329	365	1,261	1,439			6,906	7,284
Net sales to other segments	71	11		1	22	17	9	22	249	156	(351)	(207)		
Total net sales	2,783	2,708	1,516	1,763	1,110	1,038	338	387	1,510	1,595	(351)	(207)	6,906	7,284
Operating EBITDA[2]	600	700	245	428	317	324	101	146	354	462	(54)	(44)	1,563	2,016
Operating EBITDA margin in %	21.6	25.8	16.2	24.3	28.6	31.2	29.9	37.7	23.4	29.0			22.6	27.7
Operating profit	429	530	161	324	257	265	86	131	246	336	(56)	(48)	1,123	1,538
Operating profit margin in %	15.4	19.6	10.6	18.4	23.2	25.5	25.4	33.9	16.3	21.1			16.3	21.1

Information by product	Cement[1]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
July–September (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Income statement										
Million CHF										
Net sales to external customers	3,952	4,137	487	589	2,467	2,558			6,906	7,284
Net sales to other segments	368	403	218	263	306	100	(892)	(766)		
Total net sales	4,320	4,540	705	852	2,773	2,658	(892)	(766)	6,906	7,284
Operating EBITDA[2]	1,240	1,534	180	220	143	262			1,563	2,016
Operating EBITDA margin in %	28.7	33.8	25.5	25.8	5.2	9.9			22.6	27.7

5 Change in consolidated net sales

Million CHF	Jan–Sept 2008	Jan–Sept 2007	July–Sept 2008	July–Sept 2007
Like for like	1,340	1,511	289	502
Change in structure	(348)	892	47	(70)
Currency translation effects	(1,938)	369	(714)	217
Total	**(946)**	**2,772**	**(378)**	**649**

6 Change in consolidated operating EBITDA

Million CHF	Jan–Sept 2008	Jan–Sept 2007	July–Sept 2008	July–Sept 2007
Like for like	(276)	586	(247)	246
Change in structure	(253)	185	(43)	(59)
Currency translation effects	(446)	80	(163)	57
Total	**(975)**	**851**	**(453)**	**244**

7 Other income net

Million CHF	Jan–Sept 2008	Jan–Sept 2007	July–Sept 2008	July–Sept 2007
Dividends earned	8	5	4	1
Other ordinary income net	40	1,243	(5)	12
Depreciation and amortization of non-operating assets	(2)	(8)	(1)	(6)
Total	**46**	**1,240**	**(2)**	**7**

In 2007, the position other ordinary income net mainly includes the gain on the sale of Group Holcim South Africa and gains on the disposal of property, plant and equipment.

8 Financial income

Million CHF	Jan–Sept 2008	Jan–Sept 2007	July–Sept 2008	July–Sept 2007
Interest earned on cash and marketable securities	111	151	38	53
Other financial income	88	18	69	6
Total	**199**	**169**	**107**	**59**

The position other financial income relates primarely to income from loans and receivables.

9 Financial expenses

Million CHF	Jan–Sept 2008	Jan–Sept 2007	July–Sept 2008	July–Sept 2007
Interest expenses	(634)	(657)	(224)	(225)
Fair value changes on financial instruments	0	(13)	1	11
Amortized discounts on bonds and private placements	(2)	4	(1)	0
Other financial expenses	(112)	(70)	(76)	(31)
Foreign exchange loss net	(25)	(21)	(23)	(34)
Financial expenses capitalized	63	27	26	15
Total	**(710)**	**(730)**	**(297)**	**(264)**

The positions interest expenses and other financial expenses relate primarily to financial liabilities measured at amortized cost.

In 2007, the position fair value changes on financial instruments includes a charge of CHF 21 million on the USD convertible bonds. The revised IFRS effective January 1, 2005 require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement.

The position financial expenses capitalized comprises interest expenditures on large-scale projects during the year.

10 Assets and related liabilities classified as held for sale

In April 2008, the Venezuelan government announced that it would nationalize at least 60 percent of the share capital of the three foreign cement producers operating in the country. On June 18, the respective decree was published. Holcim and the government have engaged in consultations regarding the compensation Holcim is due under the applicable Bilateral Investment Treaties. On August 18, 2008, as a result of these consultations, a Memorandum of Understanding was signed between the government and Holcim, which provides for the negotiation of a final sales agreement by which 85 percent of **Holcim Venezuela**'s shares would be transferred to the government and Holcim would keep a stake of 15 percent. The Memorandum of Understanding also reflects an agreement in principle regarding the compensation to be paid, subject to due diligence. No contract has yet been executed, and so at this time it is not possible to assess the financial impact.

Holcim Venezuela was consolidated into the Group results.

In accordance with IFRS 5, the assets and related liabilities of Holcim Venezuela were reclassified as assets held for sale and liabilities directly associated with assets held for sale respectively.

In 2007, Holcim Venezuela reported net sales of approximately USD 200 million, accounting for approximately 1 percent of Group net sales.

Assets classified as held for sale of CHF 355 million (31.12.2007: 44; 30.9.2007: 82) consist largely of property, plant and equipment.

11 Investments in associates

In February 2008, Holcim subscribed to the private placement issued by its associated company **Huaxin Cement Co. Ltd.** amounting to USD 282 million (CHF 310 million) which resulted in an increase in its participation from 26.1 percent to 39.9 percent.

12 Bonds

On April 11, 2008, Holcim US Finance S.à r.l. & Cie S.C.S. issued private placements of EUR 358 million with floating interest rates (2008–2013), EUR 90 million with a fixed interest rate (5.118%, 2008–2013) and EUR 202 million with floating interest rates (2008–2015). The private placements were swapped into USD with floating interest rates at inception. All notes are guaranteed by Holcim Ltd. The proceeds were used to refinance existing debt.

In the third quarter 2008, Holcim Capital Corporation Ltd. fully repaid a private placement with a nominal value of USD 136 million, fixed interest rate (6.6%, 2001–2008) and a private placement with a nominal value of USD 32 million, floating interest rate (2001–2008).

13 Contingencies

Subject to certain conditions, Holcim has agreed to participate at market rates in a financing of AfriSam, in which it holds a 15 percent interest. As a result, Holcim's maximum contingent exposure amounts to ZAR 2.7 billion (CHF 359 million).

Apart from the above, there have been no significant changes.

14 Dividends

In conformity with the decision taken at the Annual General Meeting on May 7, 2008, a dividend related to 2007 of CHF 3.30 per registered share has been paid on May 13, 2008. This resulted in a total ordinary dividend payment of CHF 868 million.

15 Post-balance sheet events

In view of the increasingly difficult market situation in Spain and the US, it is planned to close down the plants Torredonjimeno of Holcim Spain and Dundee and Clarksville of Holcim US. Expected closing costs of CHF 300 million will be recognized in the fourth quarter 2008.

16 Principal exchange rates

	Income statement Average exchange rates in CHF Jan–Sept			Balance sheet Closing exchange rates in CHF		
	2008	2007	±%	30.9.2008	31.12.2007	30.9.2007
1 EUR	1.61	1.64	−1.8	1.58	1.66	1.66
1 GBP	2.05	2.42	−15.3	1.98	2.25	2.37
1 USD	1.06	1.22	−13.1	1.10	1.13	1.17
1 CAD	1.04	1.11	−6.3	1.05	1.15	1.17
100 MXN	10.02	11.15	−10.1	9.97	10.32	10.73
100 INR	2.52	2.91	−13.4	2.31	2.86	2.95
100 THB	3.20	3.56	−10.1	3.21	3.32	3.41
1 000 IDR	0.11	0.14	−21.4	0.12	0.12	0.13
100 PHP	2.44	2.59	−5.8	2.33	2.74	2.60
1 AUD	0.96	1.01	−5.0	0.88	0.99	1.03

Holcim securities

The Holcim shares (security code number 1221405) are listed on the SIX Swiss Exchange and traded on SIX Europe. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Thomson Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 21.4 billion at September 30, 2008.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial reporting calendar

Press and analyst conference on annual results for 2008	March 4, 2009
Results for the first quarter 2009	May 6, 2009
General meeting of shareholders	May 7, 2009
Dividend payment (ex date)	May 12, 2009
Half-year results for 2009	August 20, 2009
Press and analyst conference for the third quarter 2009	November 11, 2009

Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries.


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